Parkvale Financial Corporation
4220 William Penn Highway
Monroeville, PA 15146
(412) 373-7200
August 20, 2009
Via EDGAR and Overnight Mail
Mr. John P. Nolan, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop — 4561
100 F Street, N.E.
Washington, DC 20549
Dear Mr. Nolan:
We are in receipt of your correspondence dated July 24, 2009 concerning our Form 10-K for June 30, 2008, File Number 0-17411. The specific comments refer to our Form 10-Q for the Quarterly Period ended March 31, 2009, our response letter dated June 8, 2009 and expected disclosures in our Form 10-K for the year ended June 30, 2009 that is due September 14, 2009.
Comment 1: We note your response to comment one in your letter dated June 8, 2009.
a)	We note that your trust preferred securities have significantly different actual deferral rates, credit ratings, and fair values. Presumably, this is because each security has different and distinct credit characteristics represented by the individual banks in each trust and based on the specific tranche in which you have invested. Consistent with the guidance in paragraphs 10 and 12 of EITF 99-20-1 we believe you must look at the specific collateral underlying each individual security to develop the credit deferral/default assumptions for your estimated cash flow and that simply using the same “base case” credit default assumption based on the average long term performance of banks for all of your securities is not a reasonable methodology consistent with the guidance. Therefore, please revise your trust-preferred security OTTI methodology to use the specific collateral underlying each security as the basis for your credit deferral/default assumptions.

b)	Please tell us why you believe using a flat 2% credit default assumption for each of the next five years is more is more appropriate than “shaping” your credit default assumptions by using a higher default percentage in earlier years and having it decline in the later years. Also, please tell us what effect “shaping” your credit default assumptions would have on your estimate of cash flows expected to be collected from the security determined in accordance with FSP FAS 115-2.

c)	Please tell us why you believe a 0% default assumption after five years is appropriate as compared to using a long term historical default rate for banks. Also, please tell us what

Securities and Exchange Commission
August 20, 2009

effect using a long term historical default rate after year five would have on your estimate of cash flows expected to be collected from the security determined in accordance with FSP FAS 115-2.

d)	Please clarify for us if you use the same rates to discount cash flows for all periods in your analysis. IF you use different rates for different periods, please provide us with the accounting guidance that supports this methodology.

e)	Please tell how you developed the discount rate used in your fair value measurement of your pooled trust preferred securities. Specifically breakdown the discount rate to each individual quantifiable amount including but not limited to: market yield, nonperformance risk, and liquidity risk.

f)	Please tell us what discount rate you used in the OTTI analysis for the trust preferred securities that were not accruing income.
a)	Your comments are noted and our impairment testing methodology for June 2009 has been revised to include deferral/default projections based on analysis performed on the underlying collateral for each security. Specifically, we have reviewed information pertaining to non-performing assets, loan loss reserves, capital levels, and geographic location for each issuer as the basis for establishing deferral/default assumptions.

b)	Paragraph 10 of FSP EITF 99-20-1 recommends using “reasonable and supportable forecasts” in estimating future cash flows. In March 2009 our view was that deferrals and defaults were likely nearing peak levels. Based on that outlook we estimated that default rates going forward were more likely to be flat, albeit elevated for several years, rather than unusually high in the first couple years.

Shaping the default curve (i.e. more defaults in year 1; less in year 3) would add some stress to the security due to the more immediate impact on over-collateralization ratios. However, given the same level of aggregate future defaults, we believe the impact of shaping the default curve versus using a flat curve is immaterial.

For the June 2009 quarter we ran discounted cash flow models using both flat and ramped default curves and there was no material impact on the cash flow results. Our discounted cash flow analysis for June 30, 2009 has been revised to include a 3-year default curve applied to the projected collateral defaults that are determined by the method described above in 1a.

c)	We based our 0% default rate after 5 years assumption on our historical experience. The securities that we own did not experience any outright defaults in the years leading up to the current period of stress in the financial industry. We believe that the institutions that emerge from this stressed economic cycle will be financially stronger

Securities and Exchange Commission
August 20, 2009

due to “positive selection” and will operate more conservatively going forward. Therefore we expect default rates on insured institutions will approximate 0% after June 2012. According to FDIC data, the average annual default rate over the past 72 years (1934-2006) for the banking industry was just 0.22%. We do not believe adding this historical default assumption would have a material impact on our estimate of cashflows. In addition, we evaluated the impact of failed institutions subsequent to June 30, 2009 based on FDIC press releases through August 14. The most recent failed institutions were identified as likely to fail with the majority of such investments projected as expected defaults within 12 months. The impact of these additional defaults was not material and would not adversely impact the impairment conclusions reached as of June 30, 2009.

d)	We used a fixed discount margin to discount all cash flows for all periods. We assumed a forward Libor Rate and all floating rate coupons are Libor based so this resulted in a fixed discount margin for all periods.

e)	The discount rates used in our fair value measurement of trust preferred securities have several components. We assign a discount rate that correlates to the credit rating of the particular security. This discount rate was originally based on market spreads of comparably rated long maturity corporate debt securities.

Rating	Basis points
AAA	+200
AA	+300
A	+600
BBB	+800
BB	+1,000
B or C	+1,200
Additionally, we add incrementally to the discount rate as the risk of non-performance increases. Specifically, we add 200 basis points if the class over-collateralization test is failing and another 200 basis points if the over-collateralization test of the notes senior to our holding is failing. If both tests were failing, the holding would be in deferral status.

f)	The discount rates used in the OTTI analysis for all trust preferred securities (regardless of whether we are accruing income) are equal to the purchase yield (fixed) or discount margin (floaters). The only exception to this is for securities that have already been written down due to OTTI. In this case the discount rate used is the rate “equal to the current yield to accrete the beneficial interest”. This rate is determined by calculating an internal rate of return on the new (impaired) projected cash flows and new (impaired) book value.
Comment 2: We note your response to comment two in your response letter dated June 8, 2009. Considering the significant judgment required to determine if a security is other than

Securities and Exchange Commission
August 20, 2009

temporarily impaired and the focus users of financial statements have placed on this area, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements in paragraph 38 of FSP FAS 115-2 and FAS 124-2 (which you will adopt in your next Form 10-Q) and Item 303 of Regulation S-K. Therefore, for each individual and pooled trust preferred security with at least one rating below investment grade, please revise future filings to disclose the information in the schedule included in your response. We also believe the following information should be disclosed and described as follows:
•	Actual deferrals and defaults as a percentage of the original collateral,

•	Expected deferrals and defaults as a percentage of the remaining performing collateral (along with disclosure about assumption on recoveries for both deferrals and defaults), and

•	Excess subordination as a percentage of the remaining performing collateral.
Additionally, please clearly disclose how you calculate excess subordination and discuss what the excess subordination percentage signifies, including relating it to other column descriptions, to allow an investor to understand why this information is relevant and meaningful.
The following table provides information relating to the Corporation’s trust preferred securities as of June 30, 2009.
(Dollar amounts in thousands)

										Expected
										Defaults (%	Excess
										of	Subordination
						Lowest		Actual	Actual	performing	(as a % of
		Note	Book	Fair	Unrealized	Credit	# of	Default	Deferral	collateral)	performing
Cusip	Deal	Class	Value	Value	Gain (Loss)	Ratings	Issuers	% (1)	% (1) (2)	(3)	collateral) (4)
	Pooled Investments
01449CAK6	Alesco 8	C1	5,000	2,648	(2,352)	Ca	81	7.2%	15.8%	3.6%	5.3%
01449TAB9	Alesco 9	A2A	4,514	2,470	(2,044)	BB	79	5.0%	9.2%	4.7%	43.7%
01449WAD8	Alesco 10	C1	4,369	2,118	(2,251)	Ca	85	6.4%	8.8%	2.6%	8.7%
01450AAD2	Alesco 11	C1	4,708	2,143	(2,565)	Ca	72	6.5%	10.8%	4.5%	7.9%
01450DAE4	Alesco 12	C1	4,931	2,157	(2,774)	Ca	93	5.5%	7.8%	4.9%	14.5%
014495AE5	Alesco 13	C1	3,075	1,198	(1,877)	Ca	65	15.6%	6.8%	4.9%	5.2%
01450BAD0	Alesco 15	C1	966	966	0	Ca	64	4.5%	20.4%	4.9%	0.0%
01450GAC1	Alesco 16	C	2,903	1,309	(1,594)	Ca	52	6.4%	15.6%	4.9%	6.4%
01450NAC6	Alesco 17	B	1,645	867	(778)	Ca	54	4.5%	13.7%	8.9%	33.2%
44984SAD8	I-PreTSL 3	B1	4,823	3,301	(1,522)	B2	25	5.5%	0.0%	2.9%	35.5%
74040KAC6	PreTSL 2	Mezz	1,405	865	(540)	Ca	35	4.5%	19.5%	5.2%	0.0%
74040XAD6	PreTSL 9	B2	1,000	680	(320)	Ca	49	6.1%	13.0%	4.2%	19.0%
74042DAE6	PreTSL 20	B	3,734	1,743	(1,991)	Caa3	55	5.8%	7.9%	5.2%	13.0%
74042QAA5	PreTSL 26	A1	4,437	2,129	(2,308)	BB	64	9.9%	9.7%	5.5%	42.6%
89234NAB6	TPREF Funding 2	B	5,000	1,007	(3,993)	Caa3	34	2.0%	22.5%	5.6%	11.9%
894126AD3	Trapeza 4	C1	4,930	2,937	(1,993)	Ca	49	6.3%	12.0%	3.9%	21.5%
89412RAD7	Trapeza 5	C1	4,970	2,886	(2,084)	Ca	43	6.2%	17.0%	4.7%	19.1%
894135AN2	Trapeza 13	D	4,653	1,789	(2,864)	C	63	2.7%	8.8%	6.0%	14.7%
894135AS1	Trapeza 13	E	1,243	1,243	0	C	63	2.7%	8.8%	6.0%	0.0%
	Subtotal	19	68,306	34,456	(33,850)

Securities and Exchange Commission
August 20, 2009

										Expected
										Defaults (%	Excess
										of	Subordination
						Lowest		Actual	Actual	performing	(as a % of
		Note	Book	Fair	Unrealized	Credit	# of	Default	Deferral	collateral)	performing
Cusip	Deal	Class	Value	Value	Gain (Loss)	Ratings	Issuers	% (1)	% (1) (2)	(3)	collateral) (4)
	Single Issuer Investments
066047AA9	Bank Of America	N/A	923	511	(412)	BB-	1	0.0%	0.0%	0.0%
62874FAA7	Nations Bank Cap	N/A	1,966	1,061	(905)	BB-	1	0.0%	0.0%	0.0%
21869MAA5	CoreStates Cap	N/A	2,757	1,498	(1,259)	A1	1	0.0%	0.0%	0.0%
446284AA9	Huntington Cap	N/A	442	210	(232)	BB-	1	0.0%	0.0%	0.0%
702926AC0	Patriot Cap Trust	N/A	1,006	1,102	96	NR	1	0.0%	0.0%	0.0%
320653AC2	First Keystone	N/A	713	726	13	NR	1	0.0%	0.0%	0.0%
03074B100	Ameriserv	N/A	492	400	(92)	B+	1	0.0%	0.0%	0.0%
31982SAC9	First ComWealth	N/A	1,000	867	(133)	BBB-	1	0.0%	0.0%	0.0%
05527K207	BBC Cap Trust 2	N/A	54	112	58	NR	1	0.0%	100.0%	0.0%
	Subtotal	9	9,353	6,487	(2,866)

Grand total of Trust Preferred holdings			77,659	40,943	(36,716)
The above listings do not include 4 trust preferred investments written off in March and June 2009.
In addition, the Alesco 15 C1 and Trapeza 13 E investments were written down to fair value at June 30, 2009.
Notes:
(1)	As a percentage of the original collateral.

(2)	Includes deferrals that have not paid current interest payments as permitted by the debt instruments.

(3)	Expected defaults are determined by an analysis of the collateral for each security. The total expected defaults are then applied over a three year period with 50% projected to occur in year 1, 30% in year 2, and 20% in year 3.

(4)	Excess subordination represents the additional defaults in excess of actual deferrals and defaults that the CDO can absorb before the security experiences a shortfall in principal or interest due.
Attached is a portion of the draft Note B to the June financial statements related to trust preferred securities.
If you have additional questions or comments concerning this response, please contact me either via phone at 412-373-4817 or fax at
412-373-2847.
Sincerely,
Timothy G. Rubritz
Vice President, Treasurer and Chief Financial Officer

cc:	Robert J. McCarthy, Jr. President and Chief Executive Officer

Note B — Investment Securities
The amortized cost, gross unrealized gains and losses and fair values for investment securities classified as available for sale or held to maturity at June 30 are as follows:

	2009				2008
		Gross	Gross			Gross	Gross
	Amortized	Unrealized	Unrealized	Fair	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value	Cost	Gains	Losses	Value

Available for sale:
FHLB of Pittsburgh stock	$13,826	$—	$—	$13,826	$14,713	$—	$—	$14,713
Preferred stocks:
FHLMC Series M Pfd	20	29	—	49	1,134	—	—	1,134
FHLMC Series S Pfd	30	43	—	73	1,687	—	—	1,687
Bank of America ML Pfd Dep L	—	—	—	—	4,595	—	2,122	2,473
Bank of America Corp Pfd Series J	2,192	1,488	—	3,680	5,000	—	354	4,646
Mutual Funds – ARM mortgages	5,500	10	208	5,302	5,500	—	267	5,233
Other common equities	473	161	59	575	2,216	12	767	1,461

Total equity investments available for sale	22,041	1,731	267	23,505	34,845	12	3,510	31,347

Held to maturity:
U.S. Government and agency obligations due:
Within 1 year	—	—	—	—	—	—	—	—
Within 5 years	78,509	1,360	127	79,742	29,998	423	19	30,402
Within 10 years	29,658	8	225	29,441	5,850	0	110	5,740
After 10 years	515	21	—	536	35,563	2	376	35,189

Total U.S. Government and agency obligations	108,682	1,389	352	109,719	71,411	425	505	71,331

Municipal obligations:
Within 1 year	2,001	10	—	2,011	301	3	—	304
Within 5 years	12,809	157	2	12,964	2,005	24	—	2,029
Within 10 years	1,811	41	—	1,852	1,443	27	—	1,470
After 10 years	2,544	78	84	2,538	301	1	—	302

Total municipal obligations	19,165	286	86	19,365	4,050	55	—	4,105

Individual trust preferred securities — after 10 years	9,354	166	3,033	6,487	9,778	28	1,327	8,479

Pooled trust preferred securities — after 10 years	68,306	0	33,850	34,456	85,159	202	21,738	63,623

Corporate debt
Within 1 year	30,344	256	61	30,539	14,834	7	213	14,628
Within 5 years	27,120	462	273	27,309	29,390	14	642	28,762

Total corporate debt	57,464	718	334	57,848	44,224	21	855	43,390

Total U.S. Government and agency obligations, municipal obligations, corporate debt and individual and pooled trust preferred securities	262,971	2,559	37,655	227,875	214,622	731	24,425	190,928

Mortgage-backed securities:
FHLMC	20,764	107	62	20,809	4,792	69	6	4,855
FNMA	41,459	382	1	41,840	10,245	65	6	10,304
GNMA	1,144	18	—	1,162	1,351	3	24	1,330
SBA	6	—	1	5	8	—	—	8
Collateralized mortgage obligations (“CMOs”) — Agency	1,540	24	6	1,558	1,807	—	53	1,754
CMOs — Non Agency	176,145	632	31,281	145,496	180,203	389	5,918	174,674

Total mortgage-backed securities	241,058	1,163	31,351	210,870	198,406	526	6,007	192,925

Total investments classified as held to maturity	504,029	3,722	69,006	438,745	413,028	1,257	30,432	383,853

Total investment portfolio	$526,070	$5,453	$69,273	$462,250	$447,873	$1,269	$33,942	$415,200

Investment securities with an estimated fair value of $22,015 and $18,816 were pledged to secure public deposits and other purposes at June 30, 2009 and 2008, respectively. Investment securities with an estimated fair value of $22,858 and $25,915 were pledged to secure commercial investment agreements at June 30, 2009 and 2008, respectively. Mortgage-backed securities and CMOs are not due at a single maturity date; periodic payments are received on the securities based on the payment patterns of the underlying collateral.
The following table represents gross unrealized losses and fair value of investments aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at June 30, 2009:

	Less than 12 months		12 months or more		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses

U.S. government and agency obligations:	$39,454	$352	$—	$—	$39,454	$352
Municipals	5,698	86	—	—	5,698	86
Individual trust preferred securities	400	91	4,147	2,942	4,547	3,033
Pooled trust preferred securities	3,788	2,823	32,344	31,027	36,132	33,850
Corporate debt	10,267	273	2,767	61	13,034	334

Total U.S. Government and agency obligations, municipal obligations, corporate debt and individual and pooled trust preferred securities	59,607	3,625	39,258	34,030	98,865	37,655

MBS	14,690	62	153	2	14,843	64
Agency CMO’s	—	—	306	6	306	6
Non agency CMO’s	40,913	5,210	91,151	26,071	132,064	31,281
Mutual Funds – ARM mortgages	—	—	5,000	208	5,000	208
Other common equities	242	59	—	—	242	59

Totals	115,452	8,956	135,868	60,317	251,320	69,273

As of June 30, 2009, securities with unrealized losses of less than 12 months include 8 investments in U.S. government and agencies and corporations, 2 investments in municipals, 1 investment in an individual trust preferred security, 2 investments in pooled trust preferred securities, 3 investments in residential mortgage-backed securities, 6 in Non-agency CMOs and 2 investments in common equities.
As of June 30, 2009, securities with unrealized losses of greater than 12 months include 5 investments in individual trust preferred securities, 15 investments in pooled trust preferred securities, 1 investment in corporate debt, 7 investments in residential mortgage-backed securities, 1 investment in agency CMO’s, 18 investments in Non-agency CMO’s and one mutual fund investment.
The following table represents gross unrealized losses and fair value of investments aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at June 30, 2008:

	Less than 12 months		12 months or more		Total	Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses

U.S. government and agency obligations	$50,394	$505	$—	$—	$50,394	$505
Individual & pooled trust preferred securities	54,366	16,734	10,556	6,330	64,922	23,064
Corporate debt	33,618	856	—	—	33,618	856

Total U.S. Government and agency obligations and corporate debt	138,378	18,095	10,556	6,330	148,934	24,425

MBS	1,028	24	1,068	12	2,096	36
Agency CMO’s	133,391	5,680	2,279	238	135,670	5,918
Non agency CMO’s	311	1	1,443	52	1,754	53
Mutual Funds – ARM mortgages	—	—	5,233	267	5,233	267
Bank of America ML Pfd Dep L	2,473	2,122	—	—	2,473	2,122
Bank of America Corp Pfd	4,646	354	—	—	4,646	354
Other common equities	—	—	1,098	767	1,098	767

Totals	280,227	26,276	21,677	7,666	301,904	33,942

Other-Than-Temporary- Impairment

The Corporation evaluates its investment securities portfolio for OTTI on a quarterly basis. Impairment is assessed at the individual security level, and the Corporation considers an investment security to be impaired if the fair value of the security is less than its cost or amortized cost basis. The OTTI evaluation process considers factors such as the length of time and the extent to which fair value has been lower than amortized cost, the financial condition and near-term prospects of the issuer, recent events specific to the issuer, including investment downgrades by rating agencies or economic conditions of its industry, and the intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery to the amortized cost basis.
When an impairment of an equity security is considered to be other-than-temporary, the security is written down to its fair value and an impairment loss is recorded as a loss within non-interest income in the consolidated statement of income. When an impairment of a debt security is considered to be other-than-temporary, the amount of the OTTI is separated into the amount representing credit loss and the amount representing other factors. The amount related to credit loss is recognized as a charge to earnings and the amount related to other factors is recognized in other comprehensive income, net of applicable taxes. The treatment for debt securities is consistent with FSP FAS 115-2 and 124-2, “Recognition and Presentation of Other-Than-Temporary Impairment”, which was adopted by Corporation in the quarter ending June 30, 2009.
During fiscal 2009, certain investments considered to be other than temporarily impaired were written down to fair value with a net charge to earnings of $28,303. All of the OTTI charges related to trust preferred securities during the March and June 2009 quarters were considered to be credit impairments. The OTTI charges in the March 2009 quarter were $14,113 with additional charges in June 2009 of $3,395. See Note J. Write-downs were based on individual securities’ credit performance and its ability to make its contractual principal and interest payments. Should credit quality continue to deteriorate, it is possible that additional write-downs may be required. Based on the credit worthiness of the issuers, management determined that the remaining investments in debt and equity securities were not other-than temporarily impaired at June 30, 2009.
During fiscal 2008, certain equity investments considered to be other than temporarily impaired were written down to fair value with a charge to earnings of $3,155. See Note J. Based on the credit worthiness of the issuers, management determined that the remaining investments in debt and equity securities were not other-than temporarily impaired at June 30, 2008.
A significant portion of the Corporation’s unrealized losses primarily relate to investments in trust preferred securities, which consists of single issuer and pooled securities. The single issuer securities are primarily from Pennsylvania regional banks. The pooled securities consist of securities issued primarily by banks, with some of the pools including a limited number of insurance companies. Investments in pooled securities are primarily mezzanine tranches, except for 2 investments in senior tranches, and are secured by over-collateralization or default protection provided by subordinated tranches. Unrealized losses on investments in trust preferred securities are attributable to temporary illiquidity and the uncertainty affecting these markets, as well as changes in interest rates.
The Corporation prices its holdings of trust preferred securities using Level 3 inputs in accordance with FAS 157 and guidance issued by the SEC and FASB. In this regard, the Corporation evaluates current available information in estimating the future cash flows of these securities and determines whether there have been favorable or adverse changes in estimated cash flows from those previously projected. The Corporation considers the structure and term of the pool and the financial condition of the underlying issuers. Specifically, the evaluation incorporates factors such as over-collateralization and interest coverage tests, interest rates and appropriate risk premiums, the timing and amount of interest and principal payments and the allocation of payments to the various tranches. When evaluating these investments, we determine a credit portion and a noncredit portion of other than temporary impairment. The credit portion is recognized in earnings and represents the expected shortfall in future cash flows. The noncredit portion is recognized in other comprehensive income and represents the difference between the fair value of the security and the amount of credit related impairment. A discounted cash flow analysis provides the best estimate of credit related other-than-temporary impairment for these securities. Our pooled trust preferred collateralized debt obligations are measured for other than temporary impairment within the scope of FSP EITF 99-20, “Recognition of Interest Income and Impairment of Purchased Beneficial Interests That Continue to be Held by a Transferor in Securitized Financial Assets,” and FSP EITF 99-20-1, “Amendments to the Impairment Guidance of EITF Issue 99-20” by determining whether it is probable that an adverse change in estimated cash flows has occurred. We consider the discounted cash flow analysis to be our primary evidence when determining whether credit related other-than-temporary impairment exists.

Results of a discounted cash flow test are significantly affected by other variables such as the estimate of future cash flows, credit worthiness of the underlying banks and determination of probability of default of the underlying collateral. The following provides additional information for each of these variables.
* Estimate of future cash flows — cash flows are constructed on Intex software. Intex is a proprietary software program recognized as the industry standard for analyzing all types of collateralized debt obligations. It includes each deal’s structural features updated with information from trustee reports, including collateral/hedge agreement/cash flow detail, as it becomes available. A present value analysis is then performed on the modeled cash flows to determine OTTI, if any.
* Credit analysis — A quarterly credit evaluation is performed for each of the banks comprising the collateral across the various pooled trust preferred securities. Our credit evaluation considers all evidence available to us and includes the nature of the issuers business and geographic footprint. Our analysis focuses on shareholders’ equity, loan loss reserves, non-performing assets, credit quality ratios and capital adequacy.
* Probability of default — A probability of default is determined for each bank and is used to calculate the expected impact of future deferrals and defaults in our expected cash flows. Each bank in the collateral pool is assigned a probability of default with an emphasis on near term probability in the first three years. Banks currently defaulted are assigned a 100% probability of loss and banks currently deferring are assigned a 70% probability of loss with recoveries projected to begin 2 years after the deferrals began. All other banks in the pool are assigned a probability of loss ranging from 0% to 80% with ranges based upon the results of the credit analysis. The probability of loss of 0% is assigned to only the strongest financial institutions. The probability of default is updated quarterly with data provided by trustees and other sources.
In addition to the above factors, we calculate the excess subordination levels for each pooled trust preferred security. The results of this excess subordination allows management to identify those pools that are a greater risk for a future break in cash flows so that we can monitor banks in those pools more closely for potential deterioration of credit quality.
The Corporation’s portfolio of trust preferred collateralized debt obligations consists of 19 pooled issues and 9 single issue securities. Two of the pooled issues are senior tranches and the remaining 17 are mezzanine tranches. At June 30, 2009, the 19 pooled trust preferred securities have an amortized cost basis of $68,306 and an estimated fair value of $34,456 while the single-issuer trust preferred securities have an amortized cost basis of $9,354 and an estimated fair value of $6,487. The Corporation has concluded from detailed analysis performed at June 30, 2009 that it is probable that the Corporation will collect all contractual principal and interest payments on all of its single-issuer and pooled trust preferred securities, except for those on which OTTI was recognized.

The chart included in the response letter for question #2 will be inserted here when the Form 10-K is filed.
Non-agency CMO’s:
All of the CMO purchases and the entire CMO portfolio are backed by “prime” residential mortgage loans and generally include loans in excess of GSE conforming loan amounts at the date of origination. While there are no sub-prime, option ARMs or home equity loans in any of the CMO pools, approximately 64% of the loans supporting the obligations contained an interest only feature at origination. All pools held by the Bank were rated AAA when purchased, have additional collateral provided by support tranches, and are classified as Held to Maturity. The chart below summarizes the non-agency CMOs with reported balances as of June 30, 2009 as follows:

Year originated	Book Value	Fair Value
2003	$19,618	$18,871
2004	24,355	20,509
2005	87,055	71,155
2006	23,717	16,749
2007	—	—
2008	14,140	10,956
2009	7,260	7,256

	$176,145	$145,496

Through June 30, 2008, all of the CMO investments were AAA rated with the exception of one security originated in 2006 with a book value of $9,500 that was downgraded to A. Through June 30, 2009, the following CMO investments were rated below investment grade by at least one reporting agency.

	Book Value	Fair Value
Ratings of BB by S&P/Fitch	$8,760	$5,851
Ratings of Ba by Moody’s	31,740	20,895
Ratings of B by Moody’s or S&P	21,492	17,225
Rating of Ca by Moody’s	390	390

	$62,382	$44,361
The security rated Ca, which includes alternative documentation loans, and is one of two mezzanine tranches in the portfolio, experienced a principal write-down of $1,052 in June 2009. All of the above securities have made scheduled payments of principal and interest on a timely basis. The amortized cost of $62,382 has a fair value of $44,361 and was priced using independent pricing services.